June 29, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-12040

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment provided in your letter dated June 17, 2011, regarding your review of the aforementioned filing with the Securities and Exchange Commission.  For ease of reference, the comment from your letter is stated in full prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment 1:
Item 6. Selected Financial Data, page 21
(13) Segment Information, page F-38

We note your response to comment one from our letter dated April 29, 2011.  In order that we may better understand how your CODM reviews your operations as described in your response, please provide us with all reports that are provided to your CODM.  Additionally, please provide us a management organizational chart, including a more detailed organizational chart for the Inpatient Services segment.

Response:
In accordance with your request, we are supplementally providing to the Staff a copy of the following reports:

•   CFO Report: Monthly Management Report (December 2010);
•   Shared Services Monthly President’s Report (December 2010);
•   SunBridge Healthcare Monthly President’s Report (December 2010);
•   SolAmor Hospice Monthly President’s Report (December 2010);
•   CareerStaff Monthly President’s Report (December 2010); and
•   SunDance Rehabilitation Monthly President’s Report (December 2010).

The above listed reports are all of the reports that are regularly reviewed by our CODM.  The CFO Report is used to assess consolidated operational and financial performance and make decisions about resource allocations between operating segments.  The monthly President's Reports are used to assess the operational and financial performance of each of our reporting units. The CFO Report is also the report we provide our Board of Directors on a monthly basis to facilitate the Board’s review of our overall financial performance.  Additionally, as per the Staff’s letter request, we are also supplementally providing a 2010 management organizational chart for the Company with a more detailed organizational chart for our Inpatient Services segment.  In accordance with Commission Rule 12b-4, we request that all such materials be returned following completion of the Staff’s review.

The management organizational charts we have provided the Staff reflect the Company’s organization through the majority of the fiscal 2010 period.  Please note that in November 2010, the Company completed a reorganization in conjunction with the spin-off of the Company’s operating assets from its real estate assets.  For the majority of fiscal 2010, our CODM and Chief Executive Officer (“CEO”) was Richard K. Matros. William A. Mathies became our CEO and CODM following the reorganization of the Company.  Previously, Mr. Mathies served as both Chief Operating Officer and President of SunBridge.  The appointment of Mr. Mathies as CEO temporarily resulted in the creation of two open positions: the Chief Operating Officer and the President of SunBridge.  Those two key management positions remained open and unfilled through the remainder of fiscal 2010 during our transitional period following reorganization.  One of the two positions was filled subsequent to fiscal 2010 when Logan Sexton was appointed as the new President of SunBridge on January 25, 2011.  Mr. Sexton previously served the Company as the SunBridge Senior Vice President of Operations for the Southeast Division.

The primary information in the CFO Report pertains to the Company’s consolidated financial results for the period shown (December 31, 2010).  Conversely, the President’s Reports explain the financial results of the key business components below the consolidated company level.  The President’s Reports focus on explaining the monthly results for the Company’s four reporting units: the healthcare facilities reporting unit and the hospice services reporting unit which together comprise the Inpatient Services operating segment, and the Rehabilitation Therapy and Medical Staffing Services reporting units/operating segments.

As described in our letter to the Staff dated May 12, 2011, the Company has three operating segments based on the definition provided by ASC 280-10-50-1.  The Company’s operating segments represent components that engage in business activities from which they earn revenues and incur expenses, whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the components and to assess their performance. As our management organizational chart exhibits, the reporting unit managers for both the hospice services reporting unit and the healthcare facilities reporting unit (i.e. the President of SolAmor and the President of SunBridge, respectively) do not report directly to our CODM in their functional capacity as Presidents of these businesses.  Rather, these two Presidents (who are deemed reporting unit managers based on ASC 350) functionally report to the segment manager of the Inpatient Services operating segment.  We applied ASC 280-10-50-7 and ASC 280-10-50-8 in determining the appropriateness of the President of SunBridge functionally serving the Company in a dual functional role as both the reporting unit manager of SunBridge and the operating segment manager of the Inpatient Services operating segment.  Furthermore, except for the brief transitional period at the end of fiscal 2010, the President of SolAmor who is the reporting unit manager of our hospice services reporting unit did not report to the CODM in any capacity, functional or otherwise (unlike the President of SunBridge who in his capacity as Chief Operating Officer does report to the CODM).  Rather, the President of SolAmor reports directly to the President of SunBridge in his functional capacity as Inpatient Services operating segment manager.

As described in our letter to the Staff dated May 12, 2011, our Inpatient Services operating segment is comprised of two reporting units based on the definition of a reporting unit provided by ASC 350-20-35-33 and ASC 350-20-35-34.  In 2010, we evaluated our hospice services business to determine whether it met the requirements to be considered a separate reportable or operating segment and in both cases we determined the hospice services business did not meet the GAAP criteria to be classified as a separate reportable or operating segment.  We followed ASC 280-10-50-12 in evaluating the quantitative thresholds for our hospice services business as reporting segment using the prescribed 10% thresholds outlined in the literature.  We noted that our hospice services business accounted for only 2.4% of consolidated revenues, 5.8% of consolidated segment operating income and 5.3% of combined assets of all operating segments, thus not meeting the 10% quantitative thresholds of ASC 280 for a separate reportable segment.  Furthermore, our hospice services business functionally reports to the Inpatient Services segment management and is qualitatively similar to the healthcare facilities business.  Therefore, we combined our hospice services business with our healthcare facilities business to form one single Inpatient Services reporting and operating segment.

The CODM receives and reviews the CFO Report and the President’s Reports on a monthly basis in order to assess performance of the individual segments and make decisions about resource allocations between the three operating segments. While the President’s Reports contain certain regional and market level information for the segments, that regional and market level information is included within the President’s Reports to provide additional context and color to the CODM, including underlying business drivers for each of the four reporting units for his understanding and review of the overall total performance.  The personnel directly responsible for those regional and market level results are not direct reports of the CODM but rather report to the segment manager, who then in turn reports to the CODM.  As we stated in the May 12,

2011 letter to the Staff, the CODM does not make resource allocation decisions below the segment level (i.e., within the segment). That is the responsibility of the segment manager. Performance assessments and capital allocation decisions made below the segment level are based on decisions made by management who reside below the segment level and who are thus direct reports to the segment manager.

In conclusion, the Company respectfully submits that its determination of the Company being comprised of three operating segments, which are in turn made up of four reporting units, is appropriate based upon the definitions and rules of ASC 280 and ASC 350.  We remain mindful of our responsibility to reassess the Company’s segment reporting process periodically (including in 2011 following the Company’s reorganization and completion of its post-reorganization transitional period) and as such will continue to reassess and make adjustments to our segment reporting process and disclosures as appropriate.

Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP